Exhibit 99.1

Yintech Reports Fourth Quarter and Full Year 2018 Unaudited Financial Results

SHANGHAI, March 18, 2019 /PRNewswire/ – Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced its unaudited financial results for the fourth quarter and the full year of 2018.

Fourth Quarter and full year 2018 Financial Highlights

	For the quarter ended					For the year ended
In RMB million, except otherwise specified	31-Dec- 2017	30-Sep- 2018	31-Dec- 2018	Q4’17 vs. Q4’18	Q3’18 vs. Q4’18	31-Dec- 2017	31-Dec- 2018	Change
Revenues	386.1	267.8	286.5	(25.8)%	7.0%	2,448.9	1,086.1	(55.6)%
Net commissions and fees	286.7	208.0	273.4	(4.6)%	31.4%	2,198.6	941.9	(57.2)%
Net commissions and fees from securities services	13.0	84.2	120.9	830.0%	43.6%	20.7	337.5	1,530.4%
Net gain/(loss) attributable to Yintech	(54.6)	(36.6)	(742.1)	(1,259.2)%	(1,927.6)%	480.7	(877.4)	(282.5)%
Earnings/(loss) per ADS - diluted (RMB)	(0.72)	(0.50)	(10.60)			6.65	(12.23)
Non-GAAP data (Refer to “Reconciliation of GAAP to Non-GAAP Results”)
Non-GAAP net income/(loss) attributable to Yintech	61.4	(22.3)	(121.2)	(297.4)%	(443.5)%	691.6	(203.6)	(129.4)%
Non-GAAP earnings/(loss) per ADS - diluted (RMB)	0.81	(0.31)	(1.73)			9.56	(2.84)

Mr. Wenbin Chen, Chairman and CEO of Yintech, commented, “During the fourth quarter of 2018, we experienced broad-based demands in every segment of our portfolio of services, delivering 31.4% of quarter-over-quarter net commissions and fees growth in our core business, a strong testament to our execution capabilities. We are pleased with the ability to grow our top line in a dynamic operating environment though it may take some time to translate this growth to our bottom line results.”

“With that, we ended fiscal year 2018 with performance of RMB1.09 billion in revenues and maintained strong cash positions of RMB1.74 billion, coupled with significant changes in strategic reshaping, organization restructuring and product and services innovations across our entire portfolio amid of challenging market conditions. Equally important, we made great progress in 2018 towards repositioning Yintech as a leading financial service provider by launching various branding campaigns.”

“In the past year, we continued to explore business opportunities and have extended our product pipeline and customer base horizon in our securities services from RMB asset management to global asset allocations for our customers, and from targeting only online individual customers to also offline high net worth individuals. This is a strategic step forward in establishing our presence in the new business arena and transforming us to diversified financial product and service provider.”

“We’ve also comprehensively strengthened our product research and development capabilities, integrating technology-driven value-add products into our Apps and marketing process, as a powerful tool to serve increasing needs for higher level of service. At the same time we remain at the forefront of cutting-edge AI technology and its adoption in financial product trading. In the fourth quarter, our innovation lab continued to roll out new quantitative financial trading products, adopted in the entire spectrum of our services including futures commodities, A-shares, HK and US stock, and we witnessed customers’ growing use of those products, which ultimately increased our revenues.”

“Moving to 2019, we expect to continue to drive incremental improvement in these businesses as we take advantage of our continuing investments in customer services, research capabilities that provide value-add services for our customers and operating efficiency, as well as expanding our core products and services. We’re confident that, with all of these positives we will continue to improve our fundamentals and take on new challenges and opportunities ahead.”

Fourth Quarter 2018 Financial Results

Revenues for the quarter were RMB286.5 million (US$41.7 million), compared with RMB386.1 million in the same quarter last year and RMB267.8 million in the previous quarter. The sequential increase was mainly due to increase in commissions and fees from our core business, namely commodity services and securities services, which was partially offset by the trading loss in connection with the Company’s asset management business. The year-over-year decrease was mainly due to a decrease in commissions and fees from spot commodities services.

Net commissions and fees for the quarter were RMB273.4 million (US$39.8 million), representing a decrease of 4.6% year-over-year and an increase of 31.4% sequentially, primarily due to the reasons stated above.

Net commissions and fees from commodities services for the quarter were RMB152.5 million (US$22.2 million), an increase of 23.2% from the previous quarter, primarily as a result of an increase in customer trading volume for commodities and higher fee rate related to the Company’s futures commodities services.

Customer trading volume for commodities (representing customer trading volume of spot and futures commodities) was RMB413.8 billion (US$60.2 billion) during the quarter, a decrease of 42.3% year-over-year and an increase of 2.6% from the previous quarter.

Effective fee rate for commodities (representing net commissions and fees from commodities services as a percentage of customer trading volume for commodities) for the quarter was 0.037%, compared with 0.038% in the same quarter last year and 0.031% in the previous quarter.

Net commissions and fees from securities services for the quarter were RMB120.9 million (US$17.6 million), an increase of 43.6% from the previous quarter, primarily due to growth of the securities advisory and securities information platform business in  more favorable market conditions relative to the previous quarter. The robust growth demonstrates the effectiveness of the Company’s strategy to expand its securities business and its ability to execute.

Expenses for the quarter were RMB1,041.2million (US$151.4 million), an increase of 147.1% from RMB421.4 million in the same quarter last year and an increase of 244.7% from RMB302.1 million in the previous quarter.

During the fourth quarter, several factors came into the Company’s view indicating that the carrying amounts of certain goodwill and intangible assets in relation to the reporting unit named “Gold Master” acquired by the Company in August 2016, may exceed their fair values at the end of the period. Based on an independent review procedures as well as the valuation report issued by the independent external valuer, the Company concluded that, these assets were impaired and non-cash impairment charges of RMB639.0 million shall be provided as a result. These charges resulted in an increase in expenses and hence net loss attributable to ordinary shareholders and diluted loss per ADS. Excluding the impact of non-cash impairment charges stated above, total adjusted expenses (non-gaap) were RMB402.2 million, a decrease of 4.6% year-over-year and an increase of 33.1% quarter-over-quarter.

Besides this, the sequential increase was mainly attributable to an increase in advertising and promotion expenses as the Company invested in anticipation for customers’ growing demand for our services in more favorable stock market conditions relative to the previous year. In addition, the payment of year-end discretionary compensation also contributed to the increase in total expenses.

Net loss for the quarter was RMB746.1 million (US$108.5 million), compared with net loss of RMB63.6 million in the same quarter last year and net loss of RMB33.9 million in the previous quarter. Excluding the impact of non-cash impairment charges stated above, net adjusted loss (non-gaap) was RMB140.6 million.

Net loss attributable to Yintech for the quarter was RMB742.1 million (US$107.9million), compared with net loss of RMB54.6 million in the same quarter last year and net loss of RMB36.6 million in the previous quarter. Excluding the impact of non-cash impairment charges stated above, net adjusted loss (non-gaap) attributable to Yintech was RMB136.6 million.

Diluted loss per ADS for the quarter was RMB10.60 (US$1.54), compared with RMB0.72 in the same quarter last year and RMB0.50 in the previous quarter. Excluding the impact of non-cash impairment charges stated above, adjusted diluted loss (non-gaap) per ADS was RMB1.88.

Non-GAAP net loss attributable to Yintech for the quarter was RMB121.2 million (US$17.6 million), compared with net income of RMB61.4 million in the same quarter last year and net loss of RMB22.3 million in the previous quarter.

Non-GAAP diluted loss per ADS for the quarter was RMB1.73 (US$0.25), compared with non-GAAP diluted earnings per ADS of RMB0.81 in the same quarter last year and non-GAAP diluted loss per ADS of RMB0.31 in the previous quarter.

Full Year 2018 Financial Results

Revenues for the full year 2018 were RMB1,086.1 million (US$158.0 million), a decrease of 55.6% from RMB2,448.9 million for the full year 2017, mainly due to the decrease in net commissions and fees.

Net commissions and fees for the full year 2018 were RMB941.9 million (US$137.0 million), a decrease of 57.2%from RMB2,198.6 million for the full year 2017.

Net commissions and fees from commodities services for the full year 2018 were RMB604.4 million (US$87.9 million), a decrease of 72.2% from RMB 2,177.9 million for the full year 2017. The decrease was primarily due to a decrease in trading volumes following the termination of trading on local exchanges. Customer trading volume for commodities was RMB1,717.5 billion (US$249.8 billion) in 2018, a decrease of 55.3% from RMB3,841.1 billion for the full year 2017.

Net commissions and fees from securities services for the full year 2018 were RMB337.5 million (US$49.1 million), representing a sharp increase of 1,530.4% compared to RMB20.7 million for the full year 2017.

Effective fee rate for commodities (representing net commissions and fees from commodities services as a percentage of customer trading volume for commodities) for the full year 2018 was 0.035%, compared with 0.057% for the full year 2017.

Expenses for the full year 2018 were RMB1,967.1 million (US$286.1 million), an increase of 8.5% from RMB1,812.4 million for the full year 2017, primarily attributable to the non-cash impairment charges of RMB639.0 million incurred as stated above, partially offset by the decreases in employee compensation as well as advertising and promotion expenses. Excluding the impact of non-cash impairment charges, total adjusted expenses (non-gaap) were RMB1,328.1 million, a decrease of 26.7% from 2017.

Net loss for the full year 2018 was RMB887.2 million (US$129.0 million), compared to net income of RMB467.0 million for the full year 2017. Excluding the impact of non-cash impairment charges, net adjusted loss (non-gaap) was RMB281.7 million.

Net loss attributable to Yintech for the full year 2018 was RMB877.4 million (US$127.6 million), compared to net income of RMB480.7 million for the full year 2017. Excluding the impact of non-cash impairment charges, net adjusted loss (non-gaap) attributable to Yintech was RMB271.9 million.

Diluted loss per ADS for the full year 2018 were RMB12.23 (US$1.78), compared with diluted earnings per ADS of RMB6.65 for the full year 2017. Excluding the impact of non-cash impairment charges, adjusted diluted loss (non-gaap) per ADS was RMB3.74.

Non-GAAP net loss attributable to Yintech for the full year 2018 was RMB203.6 million (US$29.6 million), compared to net income of RMB691.6 million for the full year 2017.

Non-GAAP diluted loss per ADS for the full year 2018 were RMB2.84 (US$0.41),compared with non-GAAP diluted earnings per ADS of RMB 9.56 for the full year 2017.

As of December 31, 2018, the Company had cash of RMB257.8 million (US$37.5 million) and short term investments of RMB1,481.6 million (US$215.5 million), compared with RMB 690.5 million and RMB1,212.0 million as of December 31,2017, respectively.

As of December 31, 2018, total shareholders’ equity of Yintech was RMB2,617.6 million (US$380.7 million), compared with RMB3,576.2 million as of December 31, 2017.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

2019 First Quarter Guidance

•                  Revenues from commissions, interest income and other revenues will be the range of RMB220 million to RMB240 million.

•                  Revenues from trading gains will be in the range of RMB110 million to RMB130 million.

Share Repurchase Program

On May 29, 2018, the Company announced a share repurchase program whereby Yintech is authorized to repurchase up to US$30 million of its issued and outstanding ADSs during the following 12-month period. As of December 28, 2018, the Company had purchased an aggregate of 772,571 ADSs.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as impairment and amortization of intangible assets and/or goodwill in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income and non-GAAP EPS results reflecting adjustments to exclude the impact of share-based compensation as well as impairment and amortization of intangible assets and/or goodwill in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP income per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8755 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 28, 2018. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. U.S. Eastern Time on Monday, March 18, 2019 (8:00 p.m. Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	400 120 1203
Hong Kong	+852 3018 4992
Hong Kong Toll Free	800 905 945
Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, March 25, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in:	1 412 317 0088
U.S. Toll Free:	1 877 344 7529
Passcode:	10129293

A live and archived webcast will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2017. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

Operational Highlights

	For the three months ended			For the year ended
	31-Dec- 17	30-Sep- 18	31-Dec- 18	31-Dec- 17	31-Dec- 18
Customer trading volume (in RMB billion)[1]
Commodities services[2]	717.1	403.2	413.8	3,841.1	1,717.5
Securities services[3]	—	2.4	3.0	—	13.2
Total	717.1	405.6	416.8	3,841.1	1,730.7
Net commissions and fees (in RMB million)
Commodities services[2]	273.7	123.8	152.5	2,177.9	604.4
Securities services[3]	13.0	84.2	120.9	20.7	337.5
Total	286.7	208.0	273.4	2,198.6	941.9
Effective fee rate[4]	0.0038%	0.031%	0.037%	0.057%	0.035%
Active accounts[5]	31,999	17,985	20,977	121,410	40,240
Tradable accounts[6]	108,850	121,969	126,539	108,850	126,539

Note

[1] Represents customer trading volume of spot and futures commodities as well as overseas securities, including RMB403.2 billion in trading volume of spot and futures commodities in the third quarter of 2018 and RMB413.8 billion in the Fourth Quarter of 2018.

[2] Represents net commissions and fees earned from customer trading of spot and futures commodities contracts.

[3] Represents net commissions and fees earned by providing securities advisory services, securities information platform services, overseas securities trading services and asset management services to customers.

[4] Represents net commissions and fees from commodities services as a percentage of customer trading volume.

[5] Refers to a regular customer account that executed at least one trade of spot and futures commodities contracts or a customer account that executed at least one trade of overseas securities through us during the period.

[6] Refers to a regular customer account that has been activated for trading of spot and futures commodities contracts or a customer account that has been activated for trading of overseas securities and has remained tradable as of the end of the given period.

Consolidated Statements of Comprehensive Income

In RMB ’000, except otherwise specified

	For the Three Months Ended			For the year ended
	31-Dec-17	30-Sep-18	31-Dec-18	31-Dec-17	31-Dec-18
Revenue
Commission	286,749	208,001	273,379	2,198,575	941,868
Trading gains and (losses)	9,771	16,157	(18,339)	40,554	25,692
Interest income	1,390	8,084	8,540	5,406	18,128
Other revenues	88,181	35,539	22,956	204,411	100,415
	386,091	267,781	286,536	2,448,946	1,086,103
Expenses
Commission expense	—	—	(2,012)	—	(2,012)
Employee compensation and benefits	(254,885)	(191,082)	(228,896)	(1,066,553)	(808,292)
Advertising and promotion expenses	(92,012)	(41,340)	(89,008)	(424,865)	(223,265)
Information technology and communications	(7,950)	(13,101)	(6,705)	(41,170)	(32,421)
Occupancy and Equipment Expenses	(30,789)	(25,224)	(32,669)	(123,680)	(115,810)
Taxes and surcharges	(2,298)	(2,221)	(1,781)	(21,080)	(6,455)
Intangible asset amortization	(14,158)	(12,645)	(13,706)	(56,547)	(56,515)
Impairment of goodwill and intangible asset	—	—	(639,000)	—	(639,000)
Other expenses	(19,287)	(16,522)	(27,414)	(78,509)	(83,334)
	(421,379)	(302,135)	(1,041,191)	(1,812,404)	(1,967,104)
Profit/(loss) before income taxes	(35,288)	(34,354)	(754,655)	636,542	(881,001)
Income tax (expenses)/benefit	(28,317)	486	8,597	(169,556)	(6,207)
Net income/(loss)	(63,605)	(33,868)	(746,058)	466,986	(887,208)
Less: Net income/(loss) attributable to noncontrolling interests	(8,972)	2,732	(3,997)	(13,678)	(9,761)
Net income/(loss) attributable to Yintech	(54,633)	(36,600)	(742,061)	480,664	(877,447)
Other comprehensive income/(loss)	(18,068)	25,262	512	(19,514)	28,983
Comprehensive income/(loss) attributable to Yintech	(72,701)	(11,338)	(741,549)	461,150	(848,464)
Earnings/(loss) per ADS[7](RMB)
Basic	(0.76)	(0.52)	(10.60)	6.87	(12.23)
Diluted	(0.76)	(0.50)	(10.60)	6.65	(12.23)
Weighted average number of shares (‘000)
Basic	1,444,399	1,406,124	1,400,712	1,398,436	1,435,147
Diluted	1,508,787	1,458,309	1,452,281	1,446,196	1,454,263
Number of shares outstanding at the end of the period (‘000)	1,401,783	1,404,479	1,428,942	1,401,783	1,428,942

[7] Each ADS represents 20 ordinary shares.

Consolidated Balance Sheets

In RMB ’000, except otherwise specified

	31-Dec-17	30-Sep-18	31-Dec-18
Assets
Cash	690,478	210,266	257,789
Entrusted bank balances held on behalf of customers	150,452	106,492	73,226
Short term investments	1,212,006	1,599,432	1,481,550
Deposits with clearing organizations	1,152	1,258	34,215
Amount due from related parties	—	—	20,000
Equipment and leasehold improvements	39,214	31,879	24,316
Deferred tax assets	34,431	33,517	23,864
Goodwill	1,096,972	1,097,015	598,860
Intangible assets	433,983	478,018	330,247
Accounts receivable	171,156	169,123	180,230
Other assets	311,281	186,757	158,207
Equity method investments	—	24,491	24,730
Total assets	4,141,125	3,938,248	3,207,234
Liabilities and shareholders’ equity
Deferred tax liabilities	106,315	77,231	41,331
Income tax payable	73,458	78,779	95,415
Accounts payable	197,516	110,832	119,469
Accrued employee benefits	142,085	129,726	189,042
Other liabilities	45,553	179,161	144,392
Total liabilities	564,927	575,729	589,649
Equity attributable to Yintech’s shareholder	3,562,380	3,250,202	2,509,265
Equity attributable to non-controlling interests	13,818	112,317	108,320
Total shareholders’ equity	3,576,198	3,362,519	2,617,585
Total liabilities and shareholders’ equity	4,141,125	3,938,248	3,207,234

Reconciliation of GAAP to Non-GAAP Results

In RMB ’000, except otherwise specified

	For the three months ended			For the year ended
	31-Dec-17	30-Sep-18	31-Dec-18	31-Dec-17	31-Dec-18
Net income/(loss) attributable to Yintech	(54,633)	(36,600)	(742,061)	480,664	(877,447)
Add: Share-based compensation	105,771	3,965	5,065	169,717	27,107
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	10,303	10,303	10,303	41,213	41,212
Add: impairment of goodwill and intangible assets in relation to the acquisition of Gold Master, net of tax effect	—	—	605,500	—	605,500
Non-GAAP net income/(loss) attributable to Yintech	61,441	(22,332)	(121,193)	691,594	(203,628)
Non-GAAP earnings/(loss) per ADS[7] (RMB)
Basic	0.85	(0.32)	(1.73)	9.89	(2.84)
Diluted	0.81	(0.31)	(1.73)	9.56	(2.84)

For investor and media inquiries, please contact:

Yintech

Yvonne Young
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn